[ANDREWS KURTH LLP LETTERHEAD]

May 9, 2005

By EDGAR Transmission and Overnight Courier

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0308

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Attention: H. Christopher Owings, Assistant Director

Re:	Active Power, Inc. (Commission File No. 0-30939)

Registration Statement on Form S-3, filed March 25, 2005 (File No. 333-123586)

Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2004, filed March 15 and 23, 2005

Dear Mr. Owings:

On behalf of our client Active Power, Inc. (the “Company”) we write this letter to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in the letter dated April 20, 2005, addressed to Joseph F. Pinkerton, III, Chief Executive Officer of the Company, with respect to the above-referenced filings. Concurrently herewith, the Company has filed Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“S-3 Amendment”) and Amendment No. 2 to the above-referenced Annual Report on Form 10-K (the “10-K Amendment”).

For ease of reference, the bolded headings and bold, numbered paragraphs below are reproduced from your comment letter, and our response to each such comment follows in plain text.

Form S-3

Risk Factors, page 3

1.

Given that your Form 10-K for the fiscal year ended December 31, 2004 discloses management’s conclusions that your disclosure controls and procedures and internal controls and procedures were not effective as a result of a material weakness, consider including a risk factor that describes the material weakness. If you include a risk factor, you should disclose when the material weakness first

H. Christopher Owings	May 9, 2005

began, who identified the material weakness and discuss the actions taken and the additional steps you must take to remediate the problem. You should discuss your timetable for implementing these changes. Also, to the extent material, you should include disclosure in Management’s Discussion and Analysis in your annual report or Form S-3 describing the potential effects on your financial condition.

RESPONSE: In response to the Staff’s comment, the Company has included a new risk factor beginning on page 10 of the S-3 Amendment with respect to the material weakness identified in Item 9A of the Company’s Form 10-K. Supplementally, we advise the Staff that the Company included a substantially similar risk factor in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, as filed April 28, 2005 (the “Q1 Form 10-Q”). Each such risk factor, in addition to describing the material weakness, discloses when the Company believes the material weakness first began, who identified the material weakness and discusses the actions taken to remediate the problem. No timetable for implementing these changes has been included because, as disclosed in Item 4, Controls and Procedures, of the Q1 Form 10-Q, the Company believes that because of the nature of the material weakness, and the steps it took in the first quarter of 2005, that it has already remediated the problem.

Because the Company does not believe that the material weakness it identified (i.e. the limited resources and the transition of its chief financial officer to a new position during the year end close) was material to its financial condition and, in any event, has been remediated, no additional disclosure describing the potential effects on its financial condition has been included in the Management’s Discussion and Analysis in the Form 10-K or Form S-3. To assist the Staff in its review, we supplementally advise you that, as disclosed in the new risk factors included in the S-3 Amendment, and the Q1 Form 10-Q, and in the revised Item 9A in the 10-K Amendment pursuant to the Staff’s second comment below, this material weakness was identified because a number of deficiencies in controls and errors were detected by both an external accounting firm the Company had engaged to assist in assessing and testing its internal controls for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, and by its independent registered public accounting firm. These errors and deficiencies resulted in multiple revisions to the Company’s draft 2004 financial statements and were detected during the performance and completion of the Section 404 testing during the fourth quarter 2004 and during the course of the Company’s annual audit process from January 2005 through early March 2005. The Company’s management, with the concurrence of its Audit Committee and independent registered accounting firm, determined that, individually and collectively, these errors were not material. In addition, the Company’s financial statements were corrected during the completion of the 2004 audit and prior to their inclusion in the Form 10-K. Accordingly, the Company’s independent registered public accounting firm expressed an unqualified opinion on the Company’s December 31, 2004 financial statements. Therefore, while the Company concluded that in light of the ineffective controls existing as of December 31, 2004, there was “more than a remote likelihood that a material misstatement of its annual or interim financial statements would not be prevented or detected”, and that, as such, there was a material weakness in its internal control over financial reporting as of December 31, 2004, the Company does not believe that such material weakness warranted a description in Management’s Discussion and Analysis in the Form 10-K of the potential effects on its financial condition.

H. Christopher Owings	May 9, 2005

Form 10-K for the Fiscal Year ended December 31, 2004

Item 9A. Controls and Procedures, page 47

Management’s Report on Internal Control Over Financial Reporting, page 47

2.	We note your statement that “[your] Chief Executive Officer and Chief Financial Officer, concluded that, as of the end of the period covered by this report (December 31, 2004), [your] disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed by [you] in the reports filed or submitted by [you] under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.” Please disclose specifically when the material weakness was identified, the parties who identified the weakness and when the material weakness first began.

RESPONSE: Beginning on page 47 of the 10-K Amendment, the Company has revised the disclosure in Item 9A of the 10-K Amendment in response to the Staff’s comment.

Changes in Internal Control Over Financial Reporting, page 48

3.	We note your disclosure “[e]xcept as described above, there has been no change in our internal controls over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.” Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE: Beginning on page 47 of the 10-K Amendment, the Company has revised the disclosure in Item 9A of the 10-K Amendment in response to the Staff’s comment.

Form 10-K/A for the Fiscal Year ended December 31, 2004

Exhibits 31.1, 31.2, 31.3 and 31.4

4.	Please amend your annual report to correct your certifications. Please delete the title of the officer from the top and the first sentence of each certification. The top of the certificate and the first sentence of the exhibit should simply state the officer’s name without reference to his title or the name of the registrant. Also, the certifications should correspond exactly to the certifications set forth in Item 601(b)(31) of Regulation S-K. We note, for example, that you have omitted language in paragraph 4.a. of your certification. Please re-file the entire Form 10-K with revised certifications.

RESPONSE: In response to the Staff’s comment, the Company has corrected and refiled the referenced certifications with the 10-K Amendment, pursuant to which the Form 10-K has

H. Christopher Owings	May 9, 2005

been refiled in its entirety. In each case such corrected certifications are dated and effective as the date of the original certifications.

*                    *                     *                    *                     *

The Company respectfully submits that the foregoing responses are appropriately responsive to the comments of the Staff.

The Company acknowledges the Staff’s direction that an acceleration request with respect to the Form S-3 be submitted at least two business days prior to the requested effective date.

We advise the Staff that the Form S-3 has been filed pursuant to contractual requirements to register the resale of certain shares of common stock sold in a private placement and that the Company is subject to penalties payable to the purchasers of such common stock in the event that the Form S-3 is not declared effective within the contractually committed timeframe. If the Staff has any further comments, we respectfully request the Staff to direct them to the undersigned as soon as practicable. We do appreciate the responsiveness of the Staff to date.

Please contact the undersigned at (512) 320-9284 should you have any questions regarding this response.

Very truly yours,

ANDREWS KURTH LLP

/s/ J. Matthew Lyons

J. Matthew Lyons

cc:	Scott Andregg (Commission)

Ellie Quarles (Commission)

Joseph F. Pinkerton, III (Active Power)

John Penver (Active Power)

Michael Chibib (Active Power)

Mike Blue (Ernst & Young LLP)

Ted A. Gilman (Andrews Kurth LLP)